Exhibit 99.1

Sea Limited Reports Second Quarter 2024 Results

Singapore, August 13, 2024 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the second quarter ended June 30, 2024.

“I’m happy to report that it has been a solid quarter for us, with our strong momentum from Q1 continuing into Q2. All three of our businesses have shown both strong growth and higher profitability,” said Forrest Li, Sea’s Chairman and Chief Executive Officer.

On Shopee’s 2024 outlook, he said “With the strong results delivered in the first half and our outlook for the rest of the year, we expect that Shopee will become adjusted EBITDA positive from the third quarter. We are also revising up our guidance for Shopee’s 2024 full year GMV growth to mid-20%.”

On digital entertainment, Mr. Li said, “Garena delivered a strong quarter, with more than 20% year-on-year growth in bookings, mainly contributed by Free Fire.” On Free Fire, Mr. Li said, “I am very proud to share that, every single day throughout Q2, Free Fire had more than 100 million daily active players. This reinforces our conviction that Free Fire is an evergreen franchise.”

Second Quarter 2024 Highlights

▪	Group

o	Total GAAP revenue was US$3.8 billion, up 23.0% year-on-year.

o	Total gross profit was US$1.6 billion, up 9.2% year-on-year.

o	Total net income was US$79.9 million, as compared to total net income of US$331.0 million for the second quarter of 2023.

o	Total adjusted EBITDA[1] was US$448.5 million, as compared to US$510.0 million for the second quarter of 2023.

o	As of June 30, 2024, cash, cash equivalents, short-term investments, and other treasury investments[2] were US$9.0 billion, representing a net increase of US$364.7 million from March 31, 2024.

▪	E-commerce

o	Gross orders totaled 2.5 billion for the quarter, increasing by 40.3% year-on-year.

o	GMV was US$23.3 billion for the quarter, increasing by 29.1% year-on-year.

o	GAAP revenue was US$2.8 billion, up 33.7% year-on-year.

o	GAAP revenue included US$2.5 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 32.7% year-on-year.

•	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 41.4% year-on-year to US$1.8 billion.

•	Value-added services revenue, mainly consisting of revenues related to logistics services, was up 15.5% year-on-year to US$722.3 million.

o	Adjusted EBITDA[1] was US$(9.2) million, as compared to US$150.3 million for the second quarter of 2023.

•	Asia markets recorded adjusted EBITDA of US$3.8 million, as compared to US$204.1 million for the second quarter of 2023.

•	Other markets recorded adjusted EBITDA of US$(13.0) million, as compared to US$(53.7) million for the second quarter of 2023.

•	In Brazil, unit economics continued to improve, as we achieved positive contribution margin[3] per order of US$0.09 for the quarter, as compared to a loss of US$(0.24) for the second quarter of 2023.

▪	Digital Financial Services

o	GAAP revenue was US$519.3 million, up 21.4% year-on-year.

o	Adjusted EBITDA[1] was US$164.7 million, up 20.2% year-on-year.

o	Digital financial services revenue and operating income are primarily attributed to the consumer and SME credit business. As of June 30, 2024, consumer and SME loans principal outstanding was US$3.5 billion, up 39.5% year-on-year. This consists of US$2.9 billion on-book and US$0.7 billion off-book loans principal outstanding[4].

o	Non-performing loans past due by more than 90 days as a percentage of consumer and SME loans principal outstanding, which includes both on-book and off-book loans principal outstanding[4], was 1.3%, a slight improvement quarter-on-quarter.

▪	Digital Entertainment

o	Bookings[5] were US$536.8 million, up 21.1% year-on-year.

o	GAAP revenue was US$435.6 million, as compared to US$529.4 million for the second quarter of 2023.

o	Adjusted EBITDA[1] was US$302.8 million, up 26.5% year-on-year.

o	Adjusted EBITDA represented 56.4% of bookings for the second quarter of 2024, as compared to 54.0% for the second quarter of 2023.

o	Quarterly active users were 648.0 million, up 19.0% year-on-year.

o	Quarterly paying users were 52.5 million, up 21.7% year-on-year. Paying user ratio was 8.1%, as compared to 7.9% for the second quarter of 2023.

o	Average bookings per user were US$0.83, as compared to US$0.81 for the second quarter of 2023.

Changes in Board of Directors

With effect from August 12, 2024, Dr. Silvio Savarese and Ms. Jessica Tan have been elected to Sea’s board of directors as independent directors. Mr. Tony Hou, who is also serving as Sea’s Chief Financial Officer, has stepped down from the board at the same time, such that with effect of these changes, our seven-member board now comprises a majority of independent directors. Tony will continue to serve as Sea’s Chief Financial Officer.

Dr. Savarese currently serves as Executive Vice President and Chief Scientist of Salesforce Research where he leads the AI Research organization and shapes Salesforce’s scientific direction and long-term AI strategy. He has been in this position since April 2021. Dr. Savarese is also an adjunct professor of Computer Science at Stanford University.

Ms. Tan previously served as the Group co-CEO and Executive Director of Ping An Group. Ms. Tan is a member of the board of directors of Ping An Bank Co Ltd., listed on the Shenzhen Stock Exchange, and is on the boards of the Central Provident Fund Board, the National Healthcare Group, and the Agency Integrated Care, three non-profit organizations in Singapore. Ms. Tan is also a member of the advisory panel of the Monetary Authority of Singapore and the World Bank Private Sector Investment Lab.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Other treasury investments currently consist of group treasury related investments, such as available-for-sale sovereign bonds and corporate bonds, classified as part of long-term investments and securities purchased under agreements to resell relating to our banking operations.

3 Contribution margin refers to adjusted EBITDA before allocation of HQ costs.

4 Off-book loans principal outstanding mainly refers to channeling arrangements, which is lending by other financial institutions on our platform.

5 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended June 30,
	2023	2024
	$	$	YOY%
Revenue
Service revenue
Digital Entertainment	529,397	435,559	(17.7)%
E-commerce and other services	2,322,496	3,028,717	30.4%
Sales of goods	243,767	342,592	40.5%
	3,095,660	3,806,868	23.0%
Cost of revenue
Cost of service
Digital Entertainment	(160,669)	(139,501)	(13.2)%
E-commerce and other services	(1,263,522)	(1,764,815)	39.7%
Cost of goods sold	(220,591)	(317,735)	44.0%
	(1,644,782)	(2,222,051)	35.1%
Gross profit	1,450,878	1,584,817	9.2%
Other operating income	58,003	42,563	(26.6)%
Sales and marketing expenses	(493,601)	(774,768)	57.0%
General and administrative expenses	(295,169)	(303,838)	2.9%
Provision for credit losses	(153,001)	(167,415)	9.4%
Research and development expenses	(283,297)	(298,465)	5.4%
Total operating expenses	(1,167,065)	(1,501,923)	28.7%
Operating income	283,813	82,894	(70.8)%
Non-operating income, net	107,565	56,414	(47.6)%
Income tax expense	(62,212)	(60,612)	(2.6)%
Share of results of equity investees	1,817	1,215	(33.1)%
Net income	330,983	79,911	(75.9)%
Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	0.57	0.14	(75.4)%
Diluted	0.54	0.14	(74.1)%
Change in deferred revenue of Digital Entertainment	(86,254)	101,258	(217.4)%
Adjusted EBITDA for Digital Entertainment (1)	239,459	302,800	26.5%
Adjusted EBITDA for E-commerce (1)	150,339	(9,180)	(106.1)%
Adjusted EBITDA for Digital Financial Services (1)	136,961	164,678	20.2%
Adjusted EBITDA for Other Services (1)	(7,189)	(5,958)	(17.1)%
Unallocated expenses (2)	(9,549)	(3,867)	(59.5)%
Total adjusted EBITDA (1)	510,021	448,473	(12.1)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended June 30, 2024 Compared to Three Months Ended June 30, 2023

Revenue

Our total GAAP revenue increased by 23.0% to US$3.8 billion in the second quarter of 2024 from US$3.1 billion in the second quarter of 2023.

•	Digital Entertainment: GAAP revenue was US$435.6 million in the second quarter of 2024 compared to US$529.4 million in the second quarter of 2023. Despite the increase in bookings during the second quarter of 2024, the decrease in GAAP revenue was primarily due to lower recognition of accumulated deferred revenue due to lower bookings in previous quarters.

•	E-commerce and other services: GAAP revenue increased by 30.4% to US$3.0 billion in the second quarter of 2024 from US$2.3 billion in the second quarter of 2023, primarily driven by the GMV growth of our e-commerce business and the growth of our credit business.

•	Sales of goods: GAAP revenue increased by 40.5% to US$342.6 million in the second quarter of 2024 from US$243.8 million in the second quarter of 2023.

Cost of Revenue

Our total cost of revenue was US$2.2 billion in the second quarter of 2024, as compared to US$1.6 billion in the second quarter of 2023.

•	Digital Entertainment: Cost of revenue decreased by 13.2% to US$139.5 million in the second quarter of 2024 from US$160.7 million in the second quarter of 2023.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined was US$1.8 billion in the second quarter of 2024, as compared to US$1.3 billion in the second quarter of 2023, primarily driven by an increase in logistics costs as orders volume grew.

•	Cost of goods sold: Cost of goods sold increased by 44.0% to US$317.7 million in the second quarter of 2024 from US$220.6 million in the second quarter of 2023.

Other Operating Income

Our other operating income was US$42.6 million and US$58.0 million in the second quarter of 2024 and 2023, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 57.0% to US$774.8 million in the second quarter of 2024 from US$493.6 million in the second quarter of 2023. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2023	2024	YOY%
Sales and Marketing Expenses	$	$
E-commerce	431,979	672,944	55.8%
Digital Financial Services	19,207	54,950	186.1%
Digital Entertainment	26,636	27,069	1.6%

General and Administrative Expenses

Our general and administrative expenses were US$303.8 million, as compared to US$295.2 million in the second quarter of 2023, relatively flat year-on-year.

Provision for Credit Losses

Our provision for credit losses increased by 9.4% to US$167.4 million in the second quarter of 2024 from US$153.0 million in the second quarter of 2023.

Research and Development Expenses

Our research and development expenses increased by 5.4% to US$298.5 million in the second quarter of 2024 from US$283.3 million in the second quarter of 2023.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), foreign exchange gain (loss) and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$56.4 million in the second quarter of 2024, as compared to a net non-operating income of US$107.6 million in the second quarter of 2023. The non-operating income in the second quarter of 2024 was primarily due to interest income of US$91.4 million, partially offset by foreign exchange loss of US$16.1 million and investment losses of US$14.1 million recognized.

Income Tax Expense

We had a net income tax expense of US$60.6 million and US$62.2 million in the second quarter of 2024 and 2023, respectively.

Net Income

As a result of the foregoing, we had net income of US$79.9 million in the second quarter of 2024, as compared to net income of US$331.0 million in the second quarter of 2023.

Basic and Diluted Earnings Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.14 and US$0.57 in the second quarter of 2024 and 2023, respectively.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.14 and US$0.54 in the second quarter of 2024 and 2023, respectively.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on August 13, 2024 7:30 PM Singapore / Hong Kong Time on August 13, 2024

Webcast link:	https://events.q4inc.com/attendee/415790387

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan and has a significant presence in Latin America. SeaMoney is a leading digital financial services provider in Southeast Asia and is growing its presence in Brazil.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended June 30, 2024
	E- commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating (loss) income	(84,762)	151,261	210,078	(9,003)	(184,680)	82,894
Net effect of changes in deferred revenue and its related cost	-	-	86,546	-	-	86,546
Depreciation and Amortization	75,582	13,417	6,176	3,045	-	98,220
Share-based compensation	-	-	-	-	180,813	180,813
Adjusted EBITDA	(9,180)	164,678	302,800	(5,958)	(3,867)	448,473

	For the Three Months ended June 30, 2023
	E- commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	65,550	120,966	296,457	(10,034)	(189,126)	283,813
Net effect of changes in deferred revenue and its related cost	-	-	(65,360)	-	-	(65,360)
Depreciation and Amortization	84,789	15,995	8,362	2,845	-	111,991
Share-based compensation	-	-	-	-	179,577	179,577
Adjusted EBITDA	150,339	136,961	239,459	(7,189)	(9,549)	510,021

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Six Months ended June 30,
	2023	2024
	$	$
Revenue
Service revenue
Digital Entertainment	1,069,083	893,678
E-commerce and other services	4,582,073	5,978,737
Sales of goods	485,608	668,782

Total revenue	6,136,764	7,541,197

Cost of revenue
Cost of service
Digital Entertainment	(334,035)	(295,478)
E-commerce and other services	(2,504,850)	(3,479,869)
Cost of goods sold	(430,311)	(627,283)

Total cost of revenue	(3,269,196)	(4,402,630)

Gross profit	2,867,568	3,138,567

Operating income (expenses)
Other operating income	115,883	86,540
Sales and marketing expenses	(893,744)	(1,544,403)
General and administrative expenses	(628,546)	(594,692)
Provision for credit losses	(330,440)	(329,182)
Research and development expenses	(603,809)	(602,844)
Impairment of goodwill	(117,875)	–

Total operating expenses	(2,458,531)	(2,984,581)

Operating income	409,037	153,986
Interest income	152,326	178,500
Interest expense	(20,773)	(19,406)
Investment loss, net	(28,815)	(125,352)
Net gain on debt extinguishment	–	32,009
Foreign exchange gain (loss)	27,349	(26,878)

Income before income tax and share of results of equity investees	539,124	192,859
Income tax expense	(124,110)	(139,372)
Share of results of equity investees	3,261	3,424

Net income	418,275	56,911

Net (income) loss attributable to non-controlling interests	(8,595)	1,290
Net income attributable to Sea Limited’s ordinary shareholders	409,680	58,201

Earnings per share:
Basic	0.73	0.10
Diluted	0.69	0.10

Weighted average shares used in earnings per share computation:
Basic	564,261,877	571,968,378
Diluted	598,716,012	599,898,424

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31, 2023	As of June 30, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents	2,811,056	2,646,488
Restricted cash	1,410,365	1,401,038
Accounts receivable, net of allowance for credit losses of $9,351 and $5,539, as of December 31, 2023 and June 30, 2024 respectively	262,716	249,543
Prepaid expenses and other assets	1,861,842	1,823,988
Loans receivable, net of allowance for credit losses of $319,463 and $327,378, as of December 31, 2023 and June 30, 2024 respectively	2,464,662	2,809,987
Inventories, net	125,395	157,523
Short-term investments	2,547,644	3,387,461
Amounts due from related parties	290,254	404,711
Total current assets	11,773,934	12,880,739

Non-current assets
Property and equipment, net	1,207,698	1,081,414
Operating lease right-of-use assets, net	1,015,982	1,107,279
Intangible assets, net	50,821	35,692
Long-term investments	4,262,562	3,769,487
Prepaid expenses and other assets	87,705	108,400
Loans receivable, net of allowance for credit losses of $2,105 and $2,953, as of December 31, 2023 and June 30, 2024 respectively	20,551	51,129
Restricted cash	22,236	27,587
Deferred tax assets	328,961	401,922
Goodwill	112,782	106,371
Total non-current assets	7,109,298	6,689,281
Total assets	18,883,232	19,570,020

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31, 2023	As of June 30, 2024
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	342,547	293,688
Accrued expenses and other payables	1,834,807	1,804,152
Deposits payable	1,706,299	2,144,679
Escrow payables and advances from customers	2,199,464	2,247,416
Amounts due to related parties	64,081	227,575
Borrowings	146,661	69,917
Operating lease liabilities	290,788	296,572
Convertible notes	151,764	151,919
Deferred revenue	1,208,892	1,298,430
Income tax payable	223,638	82,823
Total current liabilities	8,168,941	8,617,171

Non-current liabilities
Accrued expenses and other payables	79,257	74,617
Borrowings	119,323	117,348
Operating lease liabilities	789,514	862,877
Deferred revenue	72,587	118,229
Convertible notes	2,949,785	2,743,936
Deferred tax liabilities	133	358
Unrecognized tax benefits	6,107	69,207
Total non-current liabilities	4,016,706	3,986,572
Total liabilities	12,185,647	12,603,743

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31, 2023	As of June 30, 2024
	$	$
Shareholders’ equity
Class A Ordinary shares	262	264
Class B Ordinary shares	23	23
Additional paid-in capital	15,283,870	15,640,134
Accumulated other comprehensive loss	(108,000)	(249,019)
Statutory reserves	16,981	17,021
Accumulated deficit	(8,599,306)	(8,541,145)
Total Sea Limited shareholders’ equity	6,593,830	6,867,278
Non-controlling interests	103,755	98,999
Total shareholders’ equity	6,697,585	6,966,277
Total liabilities and shareholders’ equity	18,883,232	19,570,020

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Six Months ended June 30,
	2023	2024
	$	$
Net cash generated from operating activities	1,201,016	1,086,362
Net cash used in investing activities	(3,867,640)	(1,563,708)
Net cash generated from financing activities	58,143	426,438
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(22,114)	(117,636)
Net decrease in cash, cash equivalents and restricted cash	(2,630,595)	(168,544)
Cash, cash equivalents and restricted cash at beginning of the period	7,610,384	4,243,657
Cash, cash equivalents and restricted cash at end of the period	4,979,789	4,075,113

Net cash used in investing activities amounted to US$1,564 million for the six months ended June 30, 2024. This was primarily attributable to increase in loans receivable of our credit business of US$873 million, net placement of US$575 million in securities purchased under agreements to resell, time deposits and liquid investment products, for better cash yield management and purchase of property and equipment of US$91 million to support the existing operations. Net cash generated from financing activities amounted to US$426 million for the six months ended June 30, 2024. This was primarily attributable to an increase in bank deposits of US$674 million, offset by the cash used in repurchase of convertible notes of US$176 million as well as net repayment of our other funding sources related to the credit business of US$70 million.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely e-commerce, digital financial services and digital entertainment. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30, 2024
	E- commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	2,821,269	519,338	435,559	30,702	-	3,806,868
Operating (loss) income	(84,762)	151,261	210,078	(9,003)	(184,680)	82,894
Non-operating income, net						56,414
Income tax expense						(60,612)
Share of results of equity investees						1,215
Net income						79,911

	For the Three Months ended June 30, 2023
	E- commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	2,110,551	427,940	529,397	27,772	-	3,095,660
Operating income (loss)	65,550	120,966	296,457	(10,034)	(189,126)	283,813
Non-operating income, net						107,565
Income tax expense						(62,212)
Share of results of equity investees						1,817
Net income						330,983

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.